# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRAFTECH INTERNATIONAL LTD, CIK 0000931148
CUSIP: 384313508
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio (OH), 44131
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038657

## Reporting persons
- HEG Ltd: type of reporting person: other (OO); citizenship or place of organization: India (K7); sole voting power 24,310,015; shared voting power 0; sole dispositive power 24,310,015; shared dispositive power 0; aggregate amount beneficially owned 24,310,015 (9.4% of the class)

## Item 1. Issuer
Name of issuer: GRAFTECH INTERNATIONAL LTD
Address of issuer's principal executive offices: 982 Keynote Circle, Brooklyn Heights, Ohio, 44131

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of HEG Limited (the "Reporting Person").
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is Bhilwara Towers, A-12, Sector 1, Noida (UP) 201301 NCR Delhi, Republic of India.

The registered office address of the Reporting Person is Mandideep (Near Bhopal), Distt. Raisen-462046, Madhya Pradesh, Republic of India.
Citizenship: Republic of India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Reporting Person may be deemed the beneficial owner of 24,310,015 shares of Common Stock, which represent approximately 9.4% of the shares of Common Stock outstanding. This percentage is based on 257,420,400 shares of Common Stock outstanding as of March 10, 2025, as reported by the Issuer in its definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 3, 2025.

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 25,771,069 shares of Common Stock, which represent approximately 9.98% of the shares of Common Stock outstanding. This percentage is based on 258,112,957 shares of Common Stock outstanding as of April 18, 2025, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2025.
Percent of class: 9.4
Sole power to vote or to direct the vote: 24,310,015.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24,310,015.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HEG Ltd: /s/ Shri Manish Gulati, Shri Manish Gulati, Executive Director (05/06/2025)